EXHIBIT 20.1

[ARIEL WAY LOGO]

8000 Towers Crescent Drive               Investor Relations
Suite 1220                               Contact Information
Vienna, VA 22182                         Hawk Associates, Inc.
(703) 918-2430                           Frank N. Hawkins, Jr. or Julie Marshall
http://www.arielway.com                  Phone: (305) 852-2383
                                         E-mail: info@hawkassociates.com
                                         http://www.hawkassociates.com
                                         http://www.hawkmicrocaps.com


Netfran Development Corp.
Under name change to Ariel Way, Inc.

February 7th, 2005

Dear Netfran Shareholder,

         I am pleased to inform you that the Netfran Development Corp. has completed the acquisition of the outstanding shares of common stock of Ariel Way, Inc. in exchange for 33,289,434 shares of common stock of Netfran in a transaction that resulted in a change in control of Netfran. This transaction closed on February 2nd, 2005.

         You will continue to be a shareholder of Netfran, however, the name is in the process of being changed to Ariel Way, Inc., and the company will continue to trade on the Over-The-Counter Bulletin Board. The trading symbol will for a short time continue to be "NFDV" but will shortly change to the new symbol "AWAY". After the change of the symbol and the change of the name, you will receive from our Transfer Agent instructions for receiving an Ariel Way stock certificate in exchange for your Netfran stock certificate. Please do not send us your Netfran stock certificate until you receive these instructions from our Transfer Agent. The number of shares of Ariel Way common stock you will receive will be equal to the number of Netfran shares you hold at the effective time of the name change.

         You will own shares in a company we believe has a very promising future. In announcing the transaction with Ariel Way, Mr. Elliot Krasnow, president of Netfran said, "We anticipate that Ariel Way's world class management team and business strategy in the vitally important market for highly secure global communications will result in a leading company in this growing business segment."

         Ariel Way's key strategy is to acquire synergetic companies that once combined are intended to provide highly secure global communications solutions and services. In addition to the already acquired company Enfotec, Inc., Ariel Way is contemplating the acquisition of various companies with revenues from $4 million to $80 million. The management of Ariel Way believes that this strategy will create a strong growth during year 2005 of the shareholder value with the intent to reach a significant market capitalization of the company before year-end 2005.



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         Ariel Way is a technology and solutions provider for highly secure global communications. The company is focused on developing innovative and secure technologies, acquiring growing and advanced emerging technology companies and national and global communications service providers. The company also intends to create strategic alliances with companies with complementary product solutions and services. The technology development effort for highly secure communications solutions is conducted by a wholly owned subsidiary, Enfotec, Inc.

         Our subsidiary Enfotec is an Irvine, CA based company that designs, manufactures and markets high-speed security appliance solutions that integrate a high-performance Virtual Private Network (VPN) with a firewall, intrusion detection capabilities, anti-virus and security management in a single network appliance. Enfotec's EN Security Appliance and Custom Security Appliance products feature hardware-based technologies that we believe delivers true wire-line data speed performance and the highest level of security achievable. The Enfotec EN series of products is scalable while being easy to configure and manage and enables third party software applications to be easily integrated. Enfotec's firmware and software technologies use standard off-the-shelf components combined with the Linux operating system to provide customers performance levels that we believe never before realized in a non-proprietary, cost-effective, hardware-based security appliance.

         We believe that the growth in deployments of secure networks worldwide is directly related to the growth of the Internet. The market for products developed by Enfotec, we believe, is expected to rapidly expand in Europe and the Pacific Rim with our software technologies and Enfotec operations. More information about Enfotec can be found on the web at www.enfotec.net.

         We understand that the potential market for Enfotec's Unified Threat Management appliances is sizeable. The market research firm IDC estimates the VPN market will grow to nearly $14.7 billion in 2006 as firewall/VPN security appliances converge with intrusion detection, content security and policy management to become a single security appliance. The firewall/VPN market grew 25% in 2003, according to IDC. The research firm Equity Research estimates that Internet security in various forms will expand to $22 billion by 2006.

         To fund this expansion, we have in place an investment commitment, called Standby Equity Distribution Agreement, with Cornell Capital Partners, LLC, in the amount of $50 million. We are also actively discussing alternative debt and equity financing sources.

         You can find an investment profile on our company on the website of Hawk Associates, our investor relations firm, www.hawkassociates.com and www.hawkmicrocaps.com. You can learn more about our company by going to our website www.arielway.com.



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         On these websites you will be introduced to, what we believe, a highly accomplished and world-class management team to lead the company forward. I am convinced that this talent and Ariel Way's resources will make the company very successful.

         If you have questions about our company, you may direct them to Frank Hawkins or Ken AuYeung of Hawk Associates at info@hawkassociates.com or telephone (305) 852-2383. If you would like to be on an email alert list for Ariel Way, please send an email to the address above.

         Let me conclude by saying that our management team is committed to building a successful company that we believe will create lasting value for our shareholders. We appreciate and are honored by your support and we intend to do the best we can to earn it.

                                         Respectfully,


                                         Arne Dunhem
                                         Chairman of the Board
                                         President & Chief Executive Officer



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